GATX Corporation 222 West Adams Street Chicago, Illinois 60606	Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com

June 2, 2016

Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GATX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-02328

Dear Mr. Mew:

On behalf of GATX Corporation (“GATX”, the “Company”, “we” or “our”), I am submitting our responses to the comment letter dated May 18, 2016 addressed to Mr. Robert C. Lyons. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 56

1.
We note your disclosure of use of non-GAAP measures in analyzing your financial performance from period to period and when making compensation decisions in the introductory paragraph. We also note your presentation of “Total on- and off- Balance Sheet Assets” that you believe it provides investors with a better representation of the assets deployed in your businesses. In that regard, please explain to us and disclose how you use this non-GAAP measure in analyzing your performance and in more detail why it is useful to investors.

We utilize sale-leaseback financing for a portion of our railcar fleet in North America, and in accordance with current accounting rules, these leased-in assets are not recorded on our balance sheet. In 2015, these off-balance sheet assets were approximately 7% of GATX’s total on- and off- balance sheet assets and approximately 10% of Rail North America’s total on- and off- balance sheet assets. This percentage varies over time depending on the extent of our sale-leaseback financing activity; for example, in 2011, off-balance sheet assets were approximately 13% of GATX’s total on- and off- balance sheet assets and approximately 20% of Rail North America’s total on- and off- balance sheet assets. We include these leased-in assets in our calculation of total assets because it gives investors a more accurate representation of the magnitude of the assets we operate and that drive our financial performance. In addition, this calculation of total assets provides consistency with other non-financial information we disclose about our fleet, including the number of railcars in the fleet, average number of cars on lease, utilization, etc. Finally, we provide information regarding our leverage ratios (e.g., in our earnings releases and on our website), which are expressed as a ratio of debt (including off-balance sheet debt) to equity. The off-balance sheet debt amount in this calculation is the equivalent of the off-balance sheet asset amount. We believe that showing this corresponding off-balance sheet debt amount provides investors, rating agencies, banks, and other users of our financial statements with a more accurate reflection of our debt obligations, leverage, and capital structure. For example, by excluding our off-balance sheet debt obligations, we would understate our leverage ratios. Accordingly, we believe presenting our off-balance sheet assets (and related off-balance sheet debt) provides pertinent and useful information to the users of our financial statements.

2.
We note your disclosure of the non-GAAP measure “Net income, excluding tax adjustments and other items” excluding the adjustments and other items to provide a more meaningful comparison of financial performance between years and to provide transparency in your operating results. However, your current disclosure is too generic in terms of describing how you use it and why it is useful to investors. As such, please revise your disclosure to provide in more detail regarding how you use it and its usefulness to investors.

We believe that disclosing net income, excluding tax adjustments and other items, provides investors with measures that are more reflective of our actual operating results. Additionally, adjusting for these items provides improved consistency for purposes of comparing year-to-year performance and trends in our businesses. Importantly, in four of the last five years in which “Net income, excluding tax adjustments and other items” was reported, the adjustments resulted in lower net income as compared to net income under GAAP.

We believe this information is useful to our investors and other users of our financial statements and that our disclosures comply with the requirements of Regulation G, Item 10(e) of Regulation S-K, and related guidance. However, in response to your comment, we will revise our disclosures in future filings to provide more detail regarding how we use this information and its usefulness to our investors as follows:

We exclude the effects of tax adjustments and other items for purposes of presenting return on equity, net income, and diluted earnings per share. We believe that these items are not attributable to our ongoing operations and produce differences in our reported GAAP earnings unrelated to our underlying businesses. We believe excluding these items provides investors and other users of our financial statements with measures that are more reflective of our actual operating results and measures that are more comparable for analyzing actual year-to-year performance and assessing trends. Management also uses net income, excluding tax adjustments and other items, when analyzing financial performance because we believe it reflects the underlying operating results that are within management’s ability to influence.

3.
Refer to the reconciliation from Net income to “Net income, excluding tax adjustments and other items”. We note your income tax rate adjustments, both domestic and foreign, as disclosed in footnote (3) and (8). However, we are unclear regarding your reasonable basis behind the tax adjustments as they appear to normalize the new 2015 tax rate impact when compared to prior years. We also note your other adjustment items in the reconciliation net of tax, but it is not evident if you apply the old rate or the new rate when computing these adjustments. Please explain.

We included certain tax adjustments in our “Net income, excluding tax adjustments and other items” because the discrete tax adjustments identified were significant and not attributable to our ongoing operations. Given the nature of our business, including the mix of our earnings in the U.S. and foreign jurisdictions, we expect that our annual effective tax rate will likely vary from year to year. As a result, we do not report or otherwise disclose a normalized tax rate in our Form 10-K. Separately, for the other items in the reconciliation reported net of tax, we utilized the applicable marginal tax rate for the respective jurisdiction for each item in each year. In future filings, we will provide additional disclosure and explanation with respect to the income tax impact of any non-GAAP measures and follow the guidance of the recently issued Compliance and Disclosures Interpretations, including Question 102.11, as applicable.

Note 12. Pension and Other Post-Retirement Benefits, page 84

4.
We note your combined disclosure for domestic and foreign pension plans along with their respective assumptions on page 87. In that regard, please tell us how you consider the guidance under ASC 715-20-50-4 in determining whether you should provide separate disclosures for domestic and foreign pension plans as required under ASC 715-20-50-1 and 4.

ASC 715-20-50-4 provides that a U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligations and those plans use significantly different assumptions. GATX has one foreign defined benefit plan, entirely attributable to a business sold in 2001. At December 31, 2015, the benefit obligation for this foreign plan was $36.8 million, or less than 8% of GATX’s total consolidated benefit obligation of $475.0 million. In addition, for the Fiscal Year Ended December 31, 2015, the periodic cost (benefit) for this foreign plan was ($0.5) million, compared to consolidated net periodic cost of $15.0 million (excluding special termination benefits). Accordingly, we do not believe this foreign plan is significant and the separate disclosure of the pension plan items described in ASC 715-20-50-1 is not required. We will monitor the benefit obligation of this plan and provide separate disclosures in future filings in the event such benefit obligation becomes significant relative to our total benefit obligation.

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In responding to the Division of Corporation Finance's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,

/s/ Peter J. Falconer
Peter J. Falconer
Associate General Counsel,
Corporate Securities

cc: Robert C. Lyons